NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040711

February 25, 2008

Received SEC
FEB 25 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 21, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Bank of America by Trillium Asset Management Corporation, Mennonite Mutual Aid, the Sierra Club Stock Fund, and Green Century Capital Management. We also have received a letter on several of the proponents' behalf dated January 24, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

cc: Neil Stallings
Director of Shareholder Advocacy
Sierra Club Mutual Funds
Forward Management
433 California Street
11th Floor
San Francisco, CA 94104

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

December 21, 2007 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Trillium Asset Management Corporation and Multiple Co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 14, 2007 (the "Proposal") from Trillium Asset Management Corporation and, subsequent thereto, from multiple co-filers identified at the end of this letter (collectively, the "Proponent"), for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(iii), this letter shall serve as the opinion of counsel of Joseph Buonanno of this firm. Mr. Buonanno is also a signatory of this letter. Mr. Buonanno is licensed to practice in the State of New York.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests "that BOA's board of directors amend its GHG emissions policies to observe a moratorium on all financing, investment and further involvement in activities that support [mountain top removal ("MTR")] coal mining or the construction of new coal-burning power plants that emit carbon dioxide."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(2), (i)(6) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate the law, and, accordingly, the Corporation lacks the authority to implement the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for shareholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). In addition, a proposal that is styled as a request for a report does not change its ordinary business nature. Pursuant to Commission directive in 1983, the Division has long evaluated proposals requesting a report by considering the underlying subject matter of proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

A. The Proposal Relates Solely to the Corporation's Core Products and Services

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 57 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and online banking with more than 23 million active users. The Corporation is the leading overall Small Business Administration (SBA) lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. In short, the Corporation's day-to-day business is the provision of financial services, including financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts to allow stockholders to decide what particular financial services the Corporation can provide and to whom the Corporation can or cannot provide such financial services. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. In addition, the Proposal also infringes on the Corporation's ability to manage its customer relations by requesting that the Corporation cease any "further involvement in activities" with certain clients to which the Proponent objects.[1] The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

Providing Financial Services is the Corporation's Ordinary Business. As noted above, the Corporation is a financial services holding company that provides a wide range of financial products and services to its customers. The Division has agreed that the decisions regarding the provision of particular products and services, including financial services, to particular types of customers involves day-to-day business operations. For example, in *Bank of America Corporation* (February 21, 2007) ("*Bank of America I*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in

[1] As discussed further below under the Rule 14a-8(i)(3) argument, the Corporation is uncertain as to what is meant by "further involvement in activities that support" MTR coal mining or the coal burning power plants.

tax avoidance." In *Bank of America I*, the proponent sought to prohibit a financial services company from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. Similarly, in *Bank of America Corporation* (March 7, 2005) ("*Bank of America II*"), a proposal mandated that a financial services company not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans, and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. The forgoing examples are all the same—the proponent does not want the subject financial services company to provide financial services to persons or activities with which the proponent takes offense. The Proposal is no different. The Proponent wants to dictate the customers to which the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services and what financial services may be provided.

Further, one of the Corporation's primary financial services is the provision of financing and loans to its individual and corporate customers. The Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex. As such, shareholders are generally not in a position to make an informed judgment regarding these policies. *See Bank of America II* discussed above; *BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); *Mirage Resorts, Inc.* (February 18, 1997) (omission of a proposal relating to business relationships and extensions of credit); and *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993) ("*Bank One*"), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company in *Bank One* to exclude the proposal because it addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with the foregoing proposals, among the many ordinary business areas the Proposal addresses, the Proposal would limit the Corporation's provision of financing and loan products and its customer relationships.

The Division has also found that proposals regarding the provision of other banking services and banking relationships are matters of ordinary business. In *Citicorp* (January 26, 1990) ("*Citicorp I*"), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of financial banking services and customer relationships.

The Sale of a Particular Product or Service is Ordinary Business. In other non-banking contexts, the Division has consistently taken the position that the sale or distribution of a particular category or type of product or service, whether considered controversial or viewed as socially unacceptable by certain segments of the general population, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. As with the no-action letters discussed below, the Proposal relates directly to the sale by the Corporation of its products and services (i.e., financial services, including financing and investments, to clients). In *Marriott International, Inc.* (February 13, 2004) a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also*, *Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product); and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a shareholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).

The Division has also carried this position to other areas, including illegal drugs (*see Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)) and offensive imagery of different races or cultures (*Federated Department Stores, Inc.* (March 27, 2002)). All of these letters confirm that proposals, like the Proposal, regarding the sale of a particular product or service, even if controversial or viewed as socially unacceptable by certain segments of the general population, may be excluded because they relate to matters of ordinary business.

The Corporation is Not Involved in Coal Mining or the Construction of Coal Burning Power Plants, it Provides Permitted Financial Services. The critical aspect in almost all of the foregoing letters was whether or not the subject company had a primary link to the controversial action, as opposed to merely selling a related product or service generally as part of its overall mix of products and services. Where a company does not manufacture or create the subject product, the issue becomes one of ordinary business and product selection. For instance, Marriott International, Inc., Kmart Corporation and AT&T Corp. do not make pornographic materials; Wal-Mart Stores, Inc., The Walt Disney Company and Gannett Co. Inc. do not manufacture cigarettes or any integral component thereof; and Bank of America is not a "payday" lender. All of these companies sell a wide range of products, such as financial services, lodging services, retail products, television and advertising. As was the case in *Bank of America I* and *Bank of America II* (each discussed above), the company neither fostered or created capital flight or tax avoidance nor engaged in payday lending, it merely provided financial services, including financing, loans and investments to it customers. Each company, as part of its ordinary business, determines what products it will sell.

The Corporation is in the same position as the above mentioned companies. The Corporation does not have the primary link to the controversial action because it sells a wide mix of financial products and services. The Corporation is not involved in MTR coal mining or the construction of coal burning power plants that emit carbon dioxide. The Corporation does, however, provide a full range of commercial and investment banking, asset management and other financial and risk-management products and services to millions of customers, including individual consumers, small and middle market businesses and large corporations. Simply put, the Corporation's most basic products are financial services. The Proposal would prohibit the provision of financial services and products to certain customers and, thus, the Proposal seeks to give stockholders power over the Corporation's ordinary business operations.

B. The Proposal's Excludability is Not Overridden by a Significant Policy Concern

Although the Corporation generally agrees that the health of the global environment is important and that reasonable measures should be taken to protect the environment, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). While certain proposals related to the environment have been found by the Division to raise significant policy concerns, the subject matter of the Proposal, the provision of financial products and services, does not. The Division has clearly demonstrated that a proposal is not excludable merely because it relates to the environment. *See Staff Legal Bulletin No. 14C (CF)* (June 28, 2005) ("*SLB 14C*"), *Wachovia Corporation* (February 10, 2006) and *TXU Corp.* (April 2, 2007) (excluding a proposal under Rule 14a-8(i)(7) that related to the energy efficiency of the company's existing and proposed power plants and the impact that improvements in energy efficiency would have). However,, the supporting statement found in the Proposal primarily focuses on the risks and liabilities that the Corporation faces as a result of its operations with customers that may adversely affect the environment, rather than on specific actions that the Corporation is taking to directly harm the environment. *Compare Exxon Mobil Corp.* (March 18, 2005). Again, the Corporation is not involved in the underlying behavior that the Proponent states is harming the environment. The supporting statement focuses on the risks to the Corporation as a result of its normal operations. In these instances, the Division has indicated that it will concur with the company's view that there is a basis for exclusion of the proposal under Rule 14a-8(i)(7). *See SLB 14C.* While there has been media attention of the environment and global warming and its causes, there has not been widespread attention on financial service providers maintaining relationships with companies that are involved in coal mining or power plant construction. While the Proposal raises noteworthy environmental issues, it simply does not raise significant policy concerns that warrant the Division overriding a matter that is clearly related to the ordinary business of the Corporation (i.e., the sale of particular products and services).

In *Citicorp I* (discussed above), a proposal related to the lending activities of a financial service company in developing countries was found excludable because, among other things, the "developing country" aspect of the proposal did not raise an overriding significant policy concern. In *Wal-Mart Stores, Inc.* (April 1, 2002), a proposal requested a report regarding the company's rationale for failing to adopt the same tobacco advertising policies followed in the United States for developing nations. The Division found the *Wal-Mart* proposal excludable because, among other things, the "developing nations" aspect of the proposal did not raise an overriding significant policy concern. The Proposal attempts to link the Corporation's financial products and services to some behavior that the Proponent deems offensive. As noted above, the Corporation does not have the primary link to the controversial action because it only provides financial products and services. The Corporation is not engaged in MTR coal mining or power plant construction. Since the Corporation does not engage in the activities at issue in the Proposal, its decisions regarding the provision of financial and banking services do not raise significant policy concerns. *See Bank of America I* and *Bank of America II.*

C. Conclusion

The provision of financial services lies at the core of the Corporation's ordinary business operations. Determining what financial products and services may be offered and to whom such products and services may be provided, is more directly related to the ordinary business of the Corporation. Accordingly, the Proposal may be omitted from proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate North Carolina law, and, accordingly, the Corporation lacks the authority to implement the Proposal.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Corporation has numerous lending and commercial banking relationships with clients under which it is contractually committed to extend credit and provide certain financial services. Some of these relationships are with companies or individuals that the Proponent would deem to be engaged in MTR coal mining or the construction of coal burning power plants. Many of these relationships are embodied in contractual agreements governed by New York law. The Proposal would require the Corporation to unilaterally terminate its legal obligations to provide financial services as required under the agreements, in breach of its contractual obligations to extend credit and provide financial services, all in violation of New York law. Under New York law, the elements of a contract cause of action are the formation a contract between plaintiff and defendant, performance by plaintiff, defendant's failure to perform and resulting damages. *See generally Furia v. Furia*, 116 A.D.2d 694, 695, 498 N.Y.S.2d (1986). Clearly these elements would be present if the Proposal were implemented. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations. *See NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001); *CoBancorp Inc.* (February 22, 1996); and *Pico Products, Inc.* (September 23, 1992).

Accordingly, it is the opinion of Joseph Buonanno of this firm, that that the implementation of the Proposal would require the Corporation to breach unilaterally its contractual obligations to its customers, in violation of New York law, and the Proposal is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither shareholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough information for the stockholders of the Corporation to make an informed decision on the matter being presented. The Proposal leaves key terms and phrases undefined and is subject to multiple interpretations. Furthermore, the Proposal does not provide sufficient guidance to enable the Corporation to implement it without making numerous and significant assumptions regarding what the Proponent is actually contemplating. The Proposal requests the Corporation to moratorium on "***further involvement in activities that support*** MTR coal mining or the construction of new coal-burning power plants that emit carbon dioxide." (emphasis added). It is unclear to the Corporation what actions it should take, or cease taking, to implement the Proposal. In addition, the Proposal and supporting statement offer little guidance on what are "activities that support" MTR coal mining or the construction of new coal-burning power plants. Presumably, the Corporation would be prohibited from dealing with an MTR coal mining company under the Proposal, but questions remain concerning what other customers of the Corporation would be affected. What about a company that supplies heavy equipment or earth moving machinery to a MTR coal mining company? May the Corporation permit a power plant construction company to maintain a checking account at one of its branches?

May the Corporation cash a check written by a MTR coal mining company? If one of the Corporation's existing energy or utility client's decides to build a coal-burning power plant, is the Corporation required to terminate all existing and future business relationships with that client? What other activities "support" MTR coal mining or the construction of coal-burning power plants? The scope and ramifications of the Proposal are simply to vague to present to stockholders. The Proposal leaves numerous unanswered questions for the Corporation and its stockholders.

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January 12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is required to adopt and implement a moratorium on "further involvement in activities that support MTR coal mining or the construction of new coal-burning power plants that emit carbon dioxide." The Proposal is not clearly presented, and the Corporation's stockholders should not be asked to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact one of the undersigned at 704-378-4700 or, in our absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

Joseph Buonanno

cc: Teresa M. Brenner
Trillium Asset Management Corporation
Mennonite Mutual Aid
Sierra Club Mutual Aid
Green Century Capital Management

Shareholder Resolution
Submitted by Trillium Asset Management Corporation

EXHIBIT A

Moratorium on Coal Financing

Whereas:

Bank of America (BOA) is a diversified financial services company providing banking, investment, investment banking, credit card and consumer finance services.

BOA recognizes that its ability to attract and retain customers and employees could be adversely affected "to the extent our reputation is damaged" and that "failure to address, or to appear to fail to address various issues" could damage the Corporation and its business prospects. (2005 Annual Report)

BOA also recognizes that:

- The health of our company is dependent on the health of communities and our society;
- Climate change and atmospheric pollution represent a risk to the ultimate stability and sustainability of our way of life; and
- Every part of our business has a potential impact on our environment.

(http://www.bankofamerica.com/environment/index.cfm?template=env_clichangepos)

BOA's greatest impact on climate change and the environment arises from its financing of businesses and activities, such as electric power generated from coal-burning plants, that emit substantial greenhouse gases (e.g., carbon dioxide) and other pollutants.

As a leading financial institution, BOA has adopted a goal of reducing direct greenhouse gas (GHG) emissions from its facilities by 9% and indirect GHGs within its energy & utility portfolio by 7%.

However, BOA continues to provide financing for companies engaged in mountain top removal (MTR) coal mining and for coal-fired electric power, which, in addition to having serious adverse impacts on communities, the environment, and public health, may also increase the long-term indirect GHG emissions within BOA's portfolio.

MTR devastates the environment. Forests are clear-cut, the top of mountains blasted away to reveal coal seams and the rubble dumped in the valleys below, filling streams and destroying water resources. Between 1992 and 2012, the US Environmental Protection Agency estimates MTR will have destroyed approximately 7% of Appalachian forests in coal mining regions studied. (http://www.epa.gov/Region3/mtntop/pdf/mtm-vf_fpeis_full-document.pdf)

Deforestation is the second leading source of GHG emissions worldwide. (http://www.gsfc.nasa.gov/gsfc/service/gallery/fact_sheets/earthsci/green.htm)
The carbon in forests destroyed by MTR each year roughly equals the annual emissions from two 800 megawatt coal-fired power plants.

Coal-burning plants, which supply nearly half of U.S. electric power, are responsible for 80% of the nation's GHG emissions from this sector. Technology for capturing and sequestering carbon from coal-burning plants is in the pilot stage and not widely available. Uncertainties remain regarding leakage and impact on underground water sources.

Coal plants also release most of the sulfur dioxide, nitrogen oxide, particulate matter and mercury, which harms reproductive health and mental development in children. (http://www.ucsusa.org/clean_energy/coalvswind/c02c.html)

Dr. James Hansen, a leading climate scientist at NASA's Goddard Space Center, has urged an immediate moratorium on the construction of new coal fired power plants in the U.S. as a priority to avoid triggering dangerous destabilization of the Earth's climate systems. (http://www.columbia.edu/~jeh1/dots_feb2007.ppt)

Resolved:
Shareholders request that BOA's board of directors amend its GHG emissions policies to observe a moratorium on all financing, investment and further involvement in activities that support MTR coal mining or the construction of new coal-burning power plants that emit carbon dioxide.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

January 24, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by the Trillium Asset Management Corporation, Mennonite Mutual Aid and Green Century Capital Management (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BOA" or the Company"), and who have jointly, together with another shareholder , submitted a shareholder proposal to BOA, to respond to the letter dated December 21, 2007, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company, in which BOA contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(2), 14a8(i)(3), 14a-8(i)(6) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BOA's year 2008 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests BOA's Board to adopt a policy of not making any additional loans to certain coal related projects (power plants that burn coal and mountain top removal coal mines) that destroy the environment.

BACKGROUND

The environmental harm caused by carbon dioxide led the United States Supreme Court to hold in *Massachusetts v. EPA*, 127 S Ct 1438 (2007), that carbon dioxide is an "air pollutant" within the meaning of the Clean Air Act. Justice Stevens' majority opinion began as follows:

> A well-documented rise in global temperatures has coincided with a significant increase in the concentration of carbon dioxide in the atmosphere. Respected scientists believe the two trends are related. For when carbon dioxide is released into the atmosphere, it acts like the ceiling of a greenhouse, trapping solar energy and retarding the escape of reflected heat. It is therefore a species -- the most important species -- of a "greenhouse gas."
>
> Calling global warming "the most pressing environmental challenge of our time," a group of States, local governments, and private organizations, alleged in a petition for certiorari that the Environmental Protection Agency (EPA) has abdicated its responsibility under the Clean Air Act to regulate the emissions of four greenhouse gases, including carbon dioxide. Specifically, petitioners asked us to answer two questions concerning the meaning of § 202(a)(1) of the Act: whether EPA has the statutory authority to regulate greenhouse gas emissions from new motor vehicles; and if so, whether its stated reasons for refusing to do so are consistent with the statute. [Citations omitted.]

The Court held that the EPA did, in fact have the authority to regulate carbon dioxide under the Clean Air Act and that the EPA's stated reasons for doing so were inconsistent with the statute.

Coal provides the fuel for half of the electricity generated by power plants in the United States. (See "Coal Facts 2007" at the website of the World Coal Institute, www.worldcoal.org/pages/content/index.asp?PageID=188) According to the Department of Energy's Energy Information Administration (www.eia.doe.gov/oiaf/1605/ggrpt/carbon, these coal fueled plants emit annually approximately 2 billion tons of greenhouse gas carbon dioxide; are the country's largest source of such gases; account for approximately one-third of the country's annual emissions of carbon dioxide (more than double the emissions from cars and trucks) and although coal fired plants generate only half the electricity used in the US, they generate 83% of the carbon dioxide created from electric generation. There are at least 24 coal-fired plants under construction in the United States, and perhaps another 100 in various planning stages. [Data attributed to Americans for Balanced Energy Choices, a coal-industry organization, in an article reputed to have appeared in the January 11, 2008 issue of Platts Electric Power Daily, but the undersigned has not been able to access that publication to confirm the reference.] Needless to say, each new plant that is put into operation will produce large quantities of additional carbon dioxide each and every day. The Energy Information Agency currently estimates that coal production in the US will, by 2030, increase by 42% over estimated 2008 production. (Statistics in the EPA Study show that almost all US coal is used to produce electricity, the use of coal for other purposes, which uses currently produce 8% of coal-generated carbon dioxide, has been rapidly declining.)

The Supreme Court is hardly alone in recognizing the environmental harm caused by coal fired electric generating plants' emissions of carbon dioxide. On October 18, 2007, the Secretary of the Kansas Department of Health and Environment announced that he had denied an air quality permit to the Sunflower Electric Power Corporation for the construction of two proposed coal generated electric facilities because of the carbon dioxide that the plants would produce, stating (see Press Release at www.kdheks.gov/news/web_archives/2007):

> I believe it would be irresponsible to ignore emerging information about the contribution of carbon dioxide and other greenhouse gases to climate change and the potential harm to our environment and health if we do nothing.

Similar reasoning have led some states to limit the amount of greenhouse gases that may be emitted by new electric generating plants. (See, eg, in Washington, RCW 80.80.040(11).)

In addition to the harm caused by the large amounts of carbon dioxide emitted by the burning of coal in electric generation, such use of coal has other major adverse environmental impacts. Most people are familiar with the classic concerns about sulfur dioxide, nitrogen oxide, acid rain and particulates, all of which are so well known that it is unnecessary to detail them in this letter (but if the Staff so requests we would be pleased to supply the needed information).

However, there is considerable legitimate concern about other less well known adverse impacts from the use of coal to fuel electric generation, especially the small quantities of very toxic emissions into the atmosphere. For example, coal burning electric generation plants are the origin of about one-third of all mercury emissions in the US. See the EPA *Study of Hazardous Air Pollutant Emissions from Electric Utility Steam Generating Units – Final Report to Congress* (February, 1998) (the "EPA Study") at page 1-7 and Table 7-1 at page 7-8. The "Overview of the Mercury Assessment" portion of the Study (Chapter 7) stated:

> Mercury is a highly persistent, naturally occurring metal in the environment. . . . . . .Mercury is toxic to humans from both the inhalation and oral exposure routes. Mercury is also toxic to other mammals and to birds . . .but it is widely accepted that exposures to mercury produce neurotoxicity.

Subsequently, the EPA promulgated the final version of its Clean Air Mercury Rule which imposes limits (via a trading scheme) on emissions of mercury from coal burning generating plants. See 70 Fed. Reg. 28,606 (May 18, 2005). That rule has been challenged by, *inter alia*, 14 states as being inadequate and the litigation is presently pending before the DC Circuit Court.

In addition to Mercury, coal fired generating plants are significant sources of other toxic emissions, such as arsenic, cadmium, dioxins, lead and radionuclides [radioactivity]. See Table 3-5 on page 3-18 of the EPA Study and page 8-1 of the EPA Study. For example, coal-fired facilities in 1990 emitted some 72 tons of lead ("known to be toxic by both the oral and inhalation routes" according to page 8-1 of the EPA Study) into the atmosphere (see page 8-2 of the EPA Study) as well as quantities of cadmium ("relatively toxic by both the oral and inhalation routes. Cadmium is a probable human carcinogen by the inhalation route and is relatively potent. . . Regarding noncancer effects, cadmium exposure has been linked to kidney effects" (EPA Study, page 8-3)). Radioactive elements (uranium 238, thorium 232 and potassium 40) are emitted into the atmosphere when coal is burned. (EPA Study, page 9-1) as is arsenic, which when inhaled is categorized as a "Group A Known Human Carcinogen" (EPA Study, page 10-34). Coal fired plants also emit dioxins. The EPA Study has this to say about dioxins: "a potential concern for both cancer and noncancer effects, even at extremely low levels" (page 11-1); "small quantities of dioxin emissions can be of concern because of the high toxicity and persistence and tendency to bioaccumulate" (page 11-1)) and "Because dioxins tend to accumulate in the environment, and because they are extremely toxic to humans and wildlife even small amounts of these compounds emitted from specific sources like utilities may be of concern." (page 11-4) With respect to each of these toxins, coal contains far more of them than does oil or natural gas, often at levels ten times higher. (See Table 13-1 on page 13-2.). "[A]verage concentrations of trace elements listed for coal exceed those listed for residual oil by factors ranging from approximately four (for the concentrations of sulfur and chloride) to as much as approximately 40 (for the concentration of arsenic)." (page 13-3)

The effects of mountaintop removal coal mining ("MTR") were recently the subject of litigation in West Virginia. In *Ohio Valley Environmental Coalition et al v. United States Army Corps of Engineers*, 479 F. Supp 2d 607 (SDWV, March 23, 2007) the plaintiffs sued for declaratory relief that the Army Corps had violated the Clean Water Act and the Environmental Policy Act by granting permits to fill streams in conjunction with MTR and to enjoin the other defendants from engaging in the conduct authorized by those permit. The Court granted the plaintiffs the relief that they had requested and described MTR in Part I ("INTRODUCTION") of its opinion as follows: (Citations omitted in all excerpts from the opinion, except as otherwise indicated.)

INTRODUCTION

> Coal mining has long been part of the fabric of Appalachian life, providing jobs to support workers and their families and energy to fuel the nation. Unfortunately,

coal mining also exacts a toll on the natural environment. In particular, the mining technique at issue in these permits potentially results in dramatic environmental consequences. The Honorable Charles H. Haden II, after a firsthand examination of mountaintop removal mining sites in southern West Virginia, offered the following description:

> [M]ined sites were visible from miles away. The sites stood out among the natural wooded ridges as huge white plateaus, and the valley fills appeared as massive, artificially landscaped stair steps. Compared to the thick hardwoods of surrounding undisturbed hills, the mine sites appeared stark and barren and enormously different from the original topography.

Bragg v. Robertson, 54 F. Supp.2d. 635, 646 (S.D. W. Va. 1999) (issuing preliminary injunction upon finding irreparable harm).

This lawsuit represents another challenge against the coal industry and governmental regulators over mountaintop removal coal mining. The controversy surrounding this method of coal mining has spawned numerous lawsuits by environmentalists against state and federal regulators involved in the approval and use of mountaintop removal mining in West Virginia and neighboring Appalachian states. The Honorable Paul V. Niemeyer, speaking for a panel of the Fourth Circuit, aptly described the backdrop for this controversy six years ago:

> Mountaintop-removal coal mining, while not new, only became widespread in West Virginia in the 1990s. Under this method, to reach horizontal seams of coal layered in mountains, the mountaintop rock above the seam is removed and placed in adjacent valleys; the coal is extracted; and the removed rock is then replaced in an effort to achieve the original contour of the mountain. But because rock taken from its natural state and broken up naturally "swells", perhaps by as much as 15 to 25%, the excess rock not returned to the mountain—the "overburden"—remains in the valleys, creating "valley fills." Many valley fills bury intermittent and perennial streams and drainage areas that are near the mountaintop. Over the years, the West Virginia Director of Environmental Protection (the Director" or "State Director"), as well as the U.S. Army Corps of Engineers, has approved this method of coal mining in West Virginia. The disruption to the immediate environment created by mountaintop mining is considerable and has provoked sharp differences of opinion between environmentalists and industry players.

Bragg v. West Virginia Coal Assoc., 248 F.3d 275, 286 (4th Cir. 2001).

In this matter, environmentalists have targeted the U.S. Army Corps of Engineers ("Corps"). Although the Corps has no direct regulatory authority with respect to mountaintop removal coal mining, it plays an indirect role through its control over a critical byproduct of mountaintop removal mining: valley fills, which entail burying streams when valleys are filled with overburden. Section 404 of the Clean Water Act ("CWA"), 33 U.S.C. § 1251, *et seq.*, vests authority in the Corps to issue permits for the disposal of fill material into the waters of the United States. Without such a permit, the discharge is prohibited, thus precluding the construction of valley fills necessary for mountaintop removal coal mining.

The "dramatic environmental consequences" mentioned by Judge Chambers in the second sentence of his opinion are detailed subsequently in his opinion (at pp. 28-30):

> The Corps' decision to issue these permits [four permits were at issue; subsequently four additional permits were also enjoined in the same litigation: see LEXIS 75882] will allow the applicants to bury miles of streams and fill their valleys with excess spoil material produced by mountaintop removal mining. 21 [Footnote 21 reads as follows: "This material consists of rock, soil and other material excavated during mining by using the mountaintop removal method. The material expands greatly and cannot be placed back in its approximate original contour, so valleys near the mining are filled. In addition, the overburden material, as a result of being exposed, undergoes chemical changes which also may affect water quality and aquatic life."] The Corps candidly acknowledges in the CDDs that these valley fills will permanently bury the streams along with their riparian areas, permanently alter the normal water flow within the area under the fill, and destroy or disrupt the living organisms and their habitats within the valley.
>
> Each decision reports the length of the streams to be filled. For example, the Laxare East permit allows the permanent filling of 24,860 linear feet [just over 4.7 miles] of intermittent and ephemeral streams in order to construct the seven valley fills within the Laurel Creek and Drawdy Creek watersheds. *CDD for Laxare East Surface Mine Application* ("*Laxare East CDD*"), 14, 44 (July 18, 2006). These seven fills will hold 73.9 million cubic yards of overburden material, with each fill draining between 108 acres to 229 acres. *Id.* at 14–15, 36. Construction of these fills will require the permanent filling of 9,367 linear feet of intermittent and 15,493 linear feet of ephemeral streams. The project also calls for the construction of ten sediment ponds, which will temporarily impact 935 linear feet of intermittent streams and 2,164 linear feet of ephemeral streams. In total, 27,959 linear feet [just under 5.3 miles] of intermittent and ephemeral streams will be impacted, 24,860 permanently. Biological samples collected at different stations within the streams revealed a large number and healthy variety of aquatic organisms.

The Court then goes on to describe in similar terms the results that will ensue under each of the other three permits (covering approximately 8 miles of streams) at issue in this branch of the litigation (which ultimately involves eight permits with one additional permit grant not yet ripe for decision). After describing these environmental impacts, the Court went on to say (at p. 31):

> The Corps does not dispute that these impacts, standing alone, would require a finding that the proposed discharges violate the CWA and mandate a full EIS under NEPA. *See, e.g., Black Castle CDD*, at 87. However, the Corps defends its approvals by relying on mitigation to offset these impacts, thereby rendering the effects not significant. Before the Court may evaluate whether the mitigation plans offset the impacts, the Court first must consider whether the Corps has met its duty to properly assess the impacts.

The Court subsequently held that the mitigation plans failed to offset the environmental impacts that would result from the fill portion of MTR. Before reaching that conclusion, the Court, in Part V A 3 (ii) of its opinion, discussed the "Role of Headwater Streams" in the environment as disclosed by the testimony in the case:

> All streams contribute similar ecological benefits, no matter what their size. Streams transport sediment and organic material downstream and serve as habitat for aquatic and other life. Yet, headwater streams differ from perennial streams in critical ways. Headwater streams, such as those at issue here, are typically found in forested hollows. The forests supply organic material critical to the stream and life within it. Trees often produce a canopy covering portions of the stream, shading the water in the summer and providing organic matter. This organic material is collected within the headwater streams, broken down and transported downstream where it supplies much of the energy and material which support life and other ecological functions. In addition, the process of "nutrient uptake" is greater in headwater streams. . . .headwaters allow for nutrients to be broken down and used by organisms downstream. (At pp. 40-41.)
>
> Moreover, headwaters serve as the habitat for unique fauna and possess greater biodiversity, with 90% of the biodiversity of a watershed found in headwaters. . . . A greater portion of their flow comes from groundwater, which tends to be cooler than surface water in the summer and warmer in the winter, thereby regulating the temperature of downstream waters. This groundwater exchange also contributes to a water purification function. Groundwater exchange is a complex interaction of water, nutrients, organic material and chemicals, occurring through contact with the stream bed and banks, where water and dissolved material move to and from the stream. These characteristics make headwater streams disproportionately important in functions related to biodiversity, water quality, and nutrient processing. (At pp. 41-42.)
>
> The destruction of headwater streams and the trees and plants around them eliminates a large amount of organic material from the stream network and deprives downstream resources of the other functions typically served by headwater streams. . . . The groundwater exchange naturally occurring in intermittent streams is lost, which may decrease the water purification process. As a result of valley fills, the water chemistry changes, which affects the range of aquatic life. Valley fills increase the discharge of chemicals which are then carried downstream.[38] [Fn 38: The valley fills and mining activity will result in downstream "increases in sulfates, total dissolved solids, total calcium, total magnesium, hardness, total manganese, dissolve manganese, specific conductance, alkalinity, and total potassium." *See, e.g., Camp Branch CDD*, at 12.] While many discharges are regulated by water quality standards, some chemical changes associated with poorer water quality, such as conductivity, are not. The increased chemical mix produced by valley fills reduces biodiversity, causing a shift toward pollution tolerant organisms. An EPA-directed aquatic impacts assessment concluded that sites with valley fills had "lower biotic integrity"and "reduced taxa richness" with "fewer pollution-sensitive EPT taxa."[41]

[Fn 41: EPT taxa refers to certain pollution sensitive species. . . whose presence is recognized as an indicator of a healthy stream.] (At pp. 42-43.)

[Fn 47, at p. 47, quotes the EPA's assessment with respect to one of the permits that "These ephemeral and intermittent streams provide high levels of water quality and quantity, sediment control, nutrients, and organic contributions, and as a result, are largely responsible for maintaining the quality of downstream riverine systems for considerable distances."]

A similar description of the effect of MTR on streams can be found in the EPA studies of the matter. For example, both the Executive Summary of the Draft Moutaintop Mining/Valley Fills in Appalachia Programmatic Environmental Impact Statement (2003) (http://www.epa.gov/region3/mtntop/eis.htm) and the Summary of the Final Programmatic Environmental Impact Statement (2005) (http://www.epa.gov/region3/mtntop/index.htm) describe the major impact that MTR has on the environment in identical terms (pp. ES-1-ES-4 of the Draft and pp. 2-3 of the Final):

> "Mountaintop Mining" refers to coal mining by surface methods . . . in the steep terrain of the central Appalachian coalfields. The additional volume of broken rock that is often generated as a result of this mining, but cannot be returned to the locations from which it was removed, is known as "excess spoil" and it typically placed in valleys adjacent to the surface mine, resulting in "valley fills". . . .
>
> . . . The geographic focus of this study involves approximately 12 million acres, encompassing most of eastern Kentucky, southern West Virginia, western Virginia and scattered areas of eastern Tennessee. The study area contains about 59,000 miles of streams. Some of the springs flow all year, some flow part of the year, and some flow only briefly after a rainstorm or snow melt. Most of the streams discussed in this PEIS [preliminary environmental impact statement] are considered headwater streams. Headwater streams are generally important ecologically because they contain not only diverse invertebrate assemblages, but some unique aquatic species. Headwater streams also provide organic energy that is critical to fish and other aquatic species throughout an entire river. Ecologically, the study area is valuable because of its rich plant life and because it is a suitable habitat for diverse populations of migratory songbirds, mammals, and amphibians. . . .
>
> . . . . [S]tudies [by the EPA and others] noted the following:
>
> • Of the largely forested study area, approximately 6.8 % has been or may be affected by recent and future (1992-2012) mountaintop mining [USEPA, 2002]. In the past, reclamation focused primarily on erosion prevention and backfill stability and not reclamation with trees. Compacted backfill material hindered tree establishment and growth; reclaimed soils were more conducive for growing grass; and grasses, which out-competed tree seedlings, were often planted as a quick growing vegetative cover. As a result, natural succession by trees and woody plants on reclaimed mined land (with intended post-mining land uses other than forest) was slowed. . . .

• More species of interior forest songbirds occur in forest unaffected by mining than forest edge adjacent to reclaimed mined land. Grassland bird species are more predominant on reclaimed mines. Similarly, amphibians (salamanders) dominate unaffected forest, whereas reptiles (snakes) occupy the reclaimed mined lands. Small mammals and raptors appear to inhabit both habitats.
• Approximately 1200 miles of headwater streams (or 2% of the streams in the study area) were directly impacted by MTM/VF features including coal removal areas, valley fills, roads, and ponds between 1992 and 2002. An estimated 724 stream miles (1.2 % of streams) were covered by valley fills from 1985 to 2001. Certain watersheds were more impacted by MTM/VF than others. . . .
• Streams in watersheds where MTM/VFs exist are characterized by an increase of minerals in the water as well as less diverse and more pollutant-tolerant macroinvertebrates and fish species. . . .

The effect of MTR on the environment is extensively discussed in Chapter III of the Draft EIS, with the most detailed discussion at Part D, dealing with the impact on headwater streams. This section listed (p. III D-1) eight potential impact factors:

1. Loss of linear stream length [the text indicates that an EPA study showed that in a recent ten year period permits for filling were issued that covered over 2% of the total stream length in the region (see p. III D-2.0]
2. Loss of biota under fill foot print or from mined stream reaches ["when streams are filled or mined all biota living in the footprint of the fill or in the mined area are lost" (at p. III D-2); "filling or mining stream areas even in very small watersheds has the potential to impact aquatic communities some of which may be of high quality or potentially support unique aquatic species (at p. III D-4]
3. Loss of upstream energy from buried stream reaches ["although invertebrates and microbiota in headwater streams are only a fraction of living plant and animal biomass, they are critical in the export of organic matter to downstream areas by converting leaf litter to fine particulate organic matter" (at p. III D-5]
4. Changes in downstream thermal regime
5. Changes in downstream flow regime
6. Changes in downstream chemistry [Based on an EPA study "[s]ites in the filled category had increased concentrations of sulfate, total dissolved solids, total selenium, total calcium, total magnesium, hardness, total manganese, dissolved manganese, specific conductance, alkalinity, total potassium, acidity and nitrate/nitrite. There were increased concentrations of sodium. . ." (at p. III D-6)]
7. Changes in downstream sedimentation (bed characteristics) ["mining and valley fills may alter the sediment composition of streams" (at p. III D-8)]
8. Effects on downstream biota [EPA studies found that "[t]he Filled and Filled-Residential sites have been found to differ from the unmined and

mined sites in six to nine of the nine evaluation metrics." (at p. III D-14)]

The scope of the environmental degradation is enormous, even more so when the cumulative effect of the large numbers of projects are considered. Reportedly, MTR has already leveled at least 474 mountains in Appalachia. If one projects the EPA's estimates, by mid-century about 20% of the 12 million acres of mountains and forests will have suffered from MTR and 12% of the streams in that area will have been eliminated. And it is well to bear in mind that although the information provided above in this letter has emphasized the effects on streams, with some mention of birds etc., it is not only the ecology of streams that is affected by MTR, but also valleys, forests and, of course, the mountains themselves. It is difficult in the extreme to image any other activity that has a greater impact on the neighboring environment and ecology than does MTR.

During the past three to four years, Bank of America has been heavily involved in the financing of coal mines and coal plants, and, in addition to its regular lending activities, has been a participant in publically disclosed financings by, among others, AES Corporation (electric generator whose plants produce 2,329 megawatts from coal in the US and many more megawatts from coal outside the US, including 3,020 mw from coal in China), Alpha Natural Resources (coal company), Arch Coal, Cleco Corp (utility generating 70% of its power from coal), Consol Energy (coal company), Dynergy (utility generating over 3,500 mw from coal, with plants under construction for an additional 687 mw), FPL Group (utility with three coal plants that has plans to build two more at a cost of $3.4 billion), Foundation Coal, International Coal Group, Integrys Energy Group (credit facility to its energy generation unit, WPS Resources; WPS generates virtually all of its electricity from coal, using over 3.5 million tons per year and is building additional facilities that will use an additional 2,000,000 tons of coal per year), Massey Energy (coal company) and Peabody Energy (coal company).

RULE 14a-8(i)(7)

Although it is often true, as the Company suggests in its argument, that lending activities are matters of ordinary business, this is not true if the financial provider is closely enough connected with an activity that the connection itself raises serious policy issues. In the instant case, the Proponents' shareholder proposal does not request the Company to cease making loans to specific companies or even specific industries. On the contrary, it calls on BOA to cease making "project loans" to projects that are especially harmful to the environment.

First of all, it is clear that emission of carbon dioxide with its link to global warming, as well as other forms of serious environmental harm, are matters of policy that normally preclude the application of Rule 14a-8(i)(7). See, e.g., *American Standard Companies, Inc.* (March 18, 2002) (global warming); *General Electric Company* (February 2, 2004) (PCBs). The Proponents' shareholder proposal pertains to loans both for projects that have a major impact on global warming (via coal fired electric generation plants) and to projects that cause another form of serious environmental harm (MTR). Although some other corporation is doing the actual cutting off of the mountain tops or some other corporation is doing the actual burning of coal that emits vast quantities of carbon dioxide, nevertheless, if the registrant has a close enough nexus to the creation of the harm, then the shareholder proposal cannot be excluded under Rule 14a-8(i)(7). Thus, in the *American Standard* no-action letter, the registrant was asked to report to its shareholders not only about its own emissions, but also about the emissions of others, namely those who bought and used its products.

This concept, that a company may be responsible for life cycle emissions, underlies the Proponents' resolution. The life cycle of $3,400,000,000 plants (FPL Group), or plants that will burn 2,000,000 tons of coal per year (WPS Resources), starts with the financing for such enormous projects. Thus it is not surprising that the Staff has often held that shareholder proposals to banks or other financial institutions that have enabled serious harm cannot be excluded under (i)(7) even though the actual commission of the harm will be executed by others. For example, in *Merrill Lynch & Co.* (February 25, 2000) the proposal requested the registrant to revise its criteria for accepting underwriting assignments to incorporate criteria that would consider the impact that the use of the funds would have on the environment and on human rights. That is, of course, exactly analogous to the type of action that the Proponents are asking the Company to undertake. An identical result was reached in *Morgan Stanley Dean Witter & Co.* (January 11, 1999). A similar result was also reached in *Citigroup Inc.* (February 27, 2002) in which the Staff refused to grant a no-action letter with respect to a shareholder proposal that in effect asked the bank to cease lending for "projects in endangered ecosystems and those that negatively impact indigenous peoples". Clearly, just as in *Merrill Lynch* and *Morgan Stanley*, the actual perpetrator of the harm was not the bank itself, but the recipient of the loan. So, too, in the instant case. The Company is closely enough associated with the grievous harm these projects do to the environment that the Proponents shareholder proposal raises an important policy issue for the lender as well as the borrower.

The *General Electric* letter is also instructive. Although the shareholder proposal in that instance addressed the actions of the registrant itself, presumably because of the particularly grievous harm involved, the Staff did not exclude the proposal even though it might normally be thought that there was micro-managing involved in requesting information on the annual expenditures on "attorney fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences" of PCBs.

In summary, the financing of projects having a major impact on the environment raises an important policy issue with respect to a registrant. Consequently, the Proponents' shareholder proposal cannot be excluded by Rule 14a-8(i)(7).

RULES 14a-9(i)(2) and 14a-8(i)(6)

The Company's argument is grounded on the false assumption that the Proponents' shareholder proposal, if implemented, would cause the Company to breach its existing contracts. This is simply a misreading of the proposal. The proposal calls for a moratorium on loans for certain types of projects. It does not request that existing legal commitments not be honored. A moratorium involves not making any new commitments; it is a halt to new undertakings, but not a retreat.

RULE 14a-8(i)(3)

The Proponents' shareholder proposal, if read rationally, has nothing to do with maintaining checking accounts or cashing checks. If read at all fairly it clearly is about the *financing* of certain types of projects. Indeed, the term financing is specifically utilized in the fourth whereas paragraph (the Company's "greatest impact on climate change and the environment arises from its *financing*" of coal fired generating plants) and in the sixth whereas paragraph ("*financing* for companies engaged in [MTR} and for coal fired electric power"). (Emphasis supplied.)

We do not believe that any rational shareholder (or any rational management) would be in any doubt as to what measures the Company would take to implement the proposal. It would stop financing MTR projects and coal-fired generating projects.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber, Esq.
Shelly Alpern
Leslie Lowe
Laura Berry

FAX TRANSMISSION

To: Andrew A. Gerber, Esq.
Hunton & Willimas
101 South Tryon Street
Charlotte, NC 26280

Fax Number: 704-378-4890

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: January 25, 2008

Re: Shareholder proposal submitted to Bank of America Corp

Number of pages, including this page =13

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 21, 2007

The proposal requests that the board amend its greenhouse gas emissions policies to observe a moratorium on all financing, investment, and further involvement in activities that support MTR coal mining or the construction of new coal-burning power plants that emit carbon dioxide.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

William A. Hines
Special Counsel

END